One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

August 29, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lory Empie

Michael Henderson

Division of Corporation Finance

Office of Financial Services

Re:  Virtus Investment Partners, Inc.

        Form 8-K

        Filed July 26, 2019

        File No. 001-10994

Ladies and Gentlemen:

On behalf of Virtus Investment Partners, Inc. (the “Company”), submitted herewith is the Company’s response to the comment contained in the letter dated August 1, 2019, from the Division of Corporation Finance, Office of Financial Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 8-K, filed with the Commission on July 26, 2019 (the “Form 8-K”).

The Staff’s comment is reproduced below in bold, followed by the Company’s response.

Securities distributed by VP Distributors, LLC

Form 8-K filed July 26, 2019

Exhibit 99.1

Non-GAAP Information and Reconciliations, page 11

1.

We note that you deduct payments to distribution partners for providing services to investors in your sponsored funds and payments to third-party service providers for investment management-related services to arrive at total revenues, as adjusted. Considering that you are required to present revenue and related costs on a gross basis in accordance with GAAP, presenting them otherwise may violate Rule 100(b) of Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please explain to us how you considered whether your current presentation complies with Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, or revise your future filings to exclude this adjustment.

Response:

The Company respectfully informs the Staff that it has considered the Staff’s comment and believes that its presentation of total revenues, as adjusted, complies with Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, as discussed further below.

The Company’s presentation of total revenues, as adjusted, deducts distribution and other asset-based expenses comprised of payments to distribution partners for providing services to investors in our sponsored funds and payments to third-party service providers for investment management-related services. Distribution and other asset-based expenses are primarily based on a percentage of the identical corresponding assets under management as those used to calculate investment management fees and distribution and service fees. These expenses primarily represent direct costs associated with the Company’s retail distribution strategy of selling its products through financial intermediary distribution partners and are economically and directly linked to investment management fees and distribution and service fees.

The Company believes that the presentation of total revenues, as adjusted, in this manner does not represent an individually tailored adjustment to GAAP recognition and measurement methods which is misleading, as it does not accelerate or defer the timing, recognition or measurement of revenue. Instead total revenues, as adjusted, presents the Company’s revenues generated and retained that is available to provide clients with investment management services and cover its controllable cost structure. The Company’s controllable cost structure includes employment expenses, technology, investment research tools, rent and other related expenses. The Company notes that its presentation of total revenues, as adjusted, is used by management internally in business decision making and, as disclosed in our 2019 Proxy statement, is part of a key measure in the annual incentive compensation plan for the Company’s executive officers. Total revenues, as adjusted, also aids in the comparability with other asset managers by adjusting for the variability associated with differing distribution models and client compositions. Further, this measure is also used by buy- and sell-side research analysts for these same reasons. In addition, rating agencies utilize total revenues, as adjusted, in determining the scale and franchise strength of asset managers.

The Company has presented total revenues, as adjusted, on a clear, transparent and consistent basis since 2009, when it became an independent public company. Consistent with Regulation G, each time that the Company publicly discloses total revenues, as adjusted, the Company includes a GAAP to non-GAAP reconciliation for the relevant period. If the Company determines to present total revenues, as adjusted, in a Commission filing, consistent with Item 10(e) of Regulation S-K, the Company further confirms that total revenues, GAAP, is presented with greater prominence, relative to total revenues, as adjusted, and makes clear in its disclosures that total revenues, as adjusted, “should not be viewed in isolation or as a substitute for U.S. GAAP measures.” The adjustment comprising “distribution and other asset-based expenses” is presented on the face of the Company’s consolidated statements of operations. Accordingly, if the reconciliation from total revenues, GAAP, to total revenues, as adjusted, only included “distribution and other asset-based expenses”, the Company believes that such measure may not be considered a non-GAAP financial measure, as pursuant to Item 101(a)(2) of Regulation G, a non-GAAP financial measure “does not include operating and other financial measures and ratios or statistical measures calculated using exclusively one or both of: (i) financial measures calculated in accordance with GAAP; and (ii) operating measures or other measures that are not non-GAAP financial measures.”

Securities distributed by VP Distributors, LLC	2 |

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Should you have any further questions and/or require additional information, please contact the undersigned at (860) 263-4710 or Michael.Angerthal@virtus.com. Thank you for your attention to this matter.

Sincerely,

/s/ Michael A. Angerthal

Michael A. Angerthal
Executive Vice President, Chief Financial Officer and Treasurer

Securities distributed by VP Distributors, LLC	3 |